RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	December 31,	December 31,
($000)	2004	2003

ASSETS
Current
Cash	$ 634	$ 19,008
Accounts receivable	360,696	248,904
Inventories	553,915	303,048
Prepaid expenses and other assets	7,069	5,028
Income taxes recoverable	5,996	5,912
Discontinued operations	9,483	1,107

	937,793	583,007

Property, Plant and Equipment	180,655	184,929
Assets Held For Sale	6,291	1,622
Deferred Financing Charges	8,357	3,547
Goodwill	9,205	4,216
Future Income Tax Assets	1,614	10,458
Other Assets	2,566	2,840

	$ 1,146,481	$ 790,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 33,242	$ 78,093
Accounts payable and accrued liabilities	348,166	217,173
Income taxes payable	60,049	11,729
Discontinued operations	9,403	2,729

	450,860	309,724
Other Accrued Liabilities	11,440	-
Long-Term Debt	210,630	179,402
Pensions and Benefits	10,146	11,542
Future Income Tax Liabilities	6,831	6,109

	689,907	506,777

Shareholders' Equity
Preferred shares	-	30,000
Shareholders' equity	456,574	253,842

	456,574	283,842

	$ 1,146,481	$ 790,619

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended		Years ended
	December 31,		December 31,
($000, except per share data)	2004	2003	2004	2003

Segment Revenues
Metals service centers	$ 381,106	$ 279,291	$ 1,538,170	$ 912,671
Energy tubular products	108,563	65,892	395,296	297,532
Steel distributors	131,780	61,395	471,205	283,579
Other	3,593	4,110	13,953	13,201

	$ 625,042	$ 410,688	$ 2,418,624	$ 1,506,983

Segment Operating Profits
Metals service centers	$ 42,525	$ 13,546	$ 209,850	$ 37,832
Energy tubular products	16,248	4,605	47,200	13,764
Steel distributors	16,144	4,188	78,189	13,380
Other	1,514	1,916	4,565	4,002
Corporate expenses	(2,911)	(1,492)	(16,256)	(8,018)

Earnings before the following	73,520	22,763	323,548	60,960
Restructuring costs	(682)	14	(3,632)	(3,583)
Debt restructuring costs	(546)	-	(13,718)	-
Foreign exchange gain (loss)	-	-	-	348
Goodwill impairment	-	(2,410)	-	(2,410)
Interest expense	(4,317)	(6,316)	(20,024)	(22,723)

Earnings before income taxes	67,975	14,051	286,174	32,592
Provision for income taxes	(21,984)	(6,051)	(105,405)	(13,333)

Earnings from continuing operations	45,991	8,000	180,769	19,259
Loss from discontinued operations	(2,461)	(169)	(2,923)	(760)

Net earnings	43,530	7,831	177,846	18,499

Retained earnings --

Dividends on preferred shares	-	(562)	(611)	(2,250)

Earnings available to common
shareholders	43,530	7,269	177,235	16,249
Dividends on common shares	(8,723)	(3,347)	(25,004)	(11,605)
Retained earnings, beginning of the period	227,926	106,580	110,502	105,858

Retained earnings, end of the period	$ 262,733	$ 110,502	$ 262,733	$ 110,502

Basic earnings per common share
continuing operations	$ 0.92	$ 0.18	$ 3.70	$ 0.42
Basic earnings per common share	$ 0.87	$ 0.17	$ 3.64	$ 0.41
Diluted earnings per common share
continuing operations	$ 0.91	$ 0.17	$ 3.62	$ 0.42
Diluted earnings per common share	$ 0.86	$ 0.17	$ 3.56	$ 0.39

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended		Years ended
	December 31,		December 31,
($000)	2004	2003	2004	2003

Operating activities
Earnings from continuing operations	$ 45,991	$ 7,831	$ 180,769	$ 19,287
Depreciation and amortization	4,535	5,009	18,608	16,502
Restructuring costs	2,051	(276)	2,051	3,162
Future income taxes	2,630	(1,146)	5,021	(464)
Loss (gain) on sale of fixed assets	15	(103)	264	(89)
Debt restructuring	546	-	3,071	-
Stock-based compensation	187	217	924	217
Goodwill impairment	-	2,410	-	2,410

Cash from operating activities before
working capital	55,955	13,942	210,708	41,025

Changes in non-cash working capital items
Accounts receivable	37,366	34,349	(122,814)	18,193
Inventories	(95,811)	4,404	(260,898)	91,439
Accounts payable and accrued liabilities	11,935	10,074	128,353	(12,669)
Current income taxes	9,992	12,000	54,711	11,719
Other	(1,442)	1,344	(2,075)	2,571

Change in non-cash working capital	(37,960)	62,171	(202,723)	111,253

Cash from operating activities	17,995	76,113	7,985	152,278

Financing activities
Increase (decrease) in bank borrowing	1,237	(67,756)	(44,851)	56,952
Repayment of debt assumed	-	-	-	(99,262)
Repurchase of long-term debt	-	-	(184,715)	-
Issuance of long-term debt	-	-	235,200	-
Redemption of preferred shares	-	-	(30,000)	-
Issue of common shares	224	5,058	54,439	5,663
Dividends on common shares	(8,723)	(3,347)	(25,004)	(11,605)
Dividends on preferred shares	-	(562)	(611)	(2,250)
Deferred financing costs	(1,958)	(16)	(9,117)	(77)

Cash from financing activities	(9,220)	(66,623)	(4,659)	(50,579)

Investing activities
Purchase of fixed assets	(7,021)	(14,847)	(25,394)	(34,879)
Proceeds on sale of fixed assets
and assets held for sale	1,753	843	4,524	1,804
Purchase of businesses	-	-	-	(70,359)
Other	(2,898)	(488)	305	(4,628)

Cash used in investing activities	(8,166)	(14,492)	(20,565)	(108,062)

Discontinued operations
Operating activities	61	(156)	(1,484)	(788)
Investing activities	(36)	1,091	349	1,091

Cash from discontinued operations	25	935	(1,135)	303

Increase (decrease) in cash	634	(4,067)	(18,374)	(6,060)
Cash position, beginning of the period	-	23,075	19,008	25,068

Cash position, end of the period	$ 634	$ 19,008	$ 634	$ 19,008